Coeur Mining, Inc.

104 S. Michigan Ave., Suite 900

Chicago, Illinois 60603

March 16, 2015

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. John Reynolds, Assistant Director
Ms. Pamela Howell
Ms. Hillary Daniels

Re:	Coeur Mining, Inc.

Registration Statement on Form S-4 (File No. 333-201382)

Dear Mr. Reynolds, Ms. Howell and Ms. Daniels:

This letter is sent on behalf of Coeur Mining, Inc. (the “Company”) in connection with the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) by the Company pursuant to the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to Rule 461 promulgated under the Securities Act, the Company hereby requests that the effective date of the Registration Statement be accelerated to 5:30 p.m., New York City time, on March 16, 2015, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

COEUR MINING, INC.

By:	/s/ Casey M. Nault
Name:	Casey M. Nault
Title:	Senior Vice President, General Counsel and Secretary

cc:	Steven R. Shoemate, Gibson, Dunn & Crutcher LLP

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